October 22, 2019

Garett Parsons
Chief Executive Officer
Artificial Intelligence Technology Solutions Inc.
1 East Liberty, 6th Floor
Reno, NV 89501

       Re: Artificial Intelligence Technology Solutions Inc.
           Form 8-K Filed October 16, 2019
           File No. 000-55079

Dear Mr. Parsons:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed October 16, 2019

ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW, page 2

1. You concluded that the financial statements for the period ended February 28, 2019 should not be relied upon due to a material error discovered by your independent auditor in your accounting for certain warrants. Please amend the Item 4.02 disclosures in their entirety to address the following:
         disclose the date on which you were advised or notified by your auditor regarding the error;
         provide a statement of whether the board of directors or authorized officer or officers discussed with the auditor the matters disclosed in the filing; explain why you believe "no significant changes are anticipated" in the restated
            report when the identified error is considered material to your financial statements,
            and
         obtain and file a letter from your auditor, as an exhibit to the amended Form 8-K, stating whether it agrees with the statements made by you in response to Item 4.02
 Garett Parsons
Artificial Intelligence Technology Solutions Inc.
October 22, 2019
Page 2
             and, if not, stating the respects in which it does not agree. Refer to the disclosure requirements of Item 4.02 of Form 8-K.
General

2. Tell us when you plan to file the restated financial statements. Also, tell us when you plan to file your other delinquent filings (i.e. May 31, 2019 and August 31, 2019 Forms 10-Q).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions.



FirstName LastNameGarett Parsons                        Sincerely,
Comapany NameArtificial Intelligence Technology Solutions Inc.
                                                        Division of Corporation
Finance
October 22, 2019 Page 2                                 Office of Manufacturing
FirstName LastName